Kickstarter Update, Dec. 16, 2015, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1445821

First Omni Delivered!

We delivered the first Omni Pathfinder unit yesterday to Fred Wood, an early Kickstarter backer who backed the Omni on day 1 of our campaign. We'd like to thank each of you for your incredible support during these past two years that has enabled us to reach this important milestone!

Kickstarter Update, Dec. 16, 2015, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1445821

Kickstarter Update, Dec. 16, 2015, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1445821

The remaining Pathfinder units are currently being manufactured in China, and a new batch is already on its way to the US. The bulk of these units will be delivered to our Pathfinder participants by late January. We will ramp up our production afterwards, however, keep in mind that we will need an extended period of time to ramp up our production without jeopardizing quality and to work through our entire backlog of more than 4,000 pre-orders. We will communicate a production and delivery schedule as soon as available.

Kickstarter Update, Dec. 16, 2015, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1445821

Omni Arena

Kickstarter Update, Dec. 16, 2015, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1445821

We are excited to present to you a new demo experience that we have been developing in the last few months: Omni Arena, an arena-style, multiplayer first-person shooter demo developed specifically for VR and the Omni.

Yes, you can play a first-person shooter in VR safely and comfortably, and it’s an absolute blast. Adding a multiplayer, social element to the Active VR shooter gameplay creates an extra layer of excitement and engagement that we haven’t experienced before. Player 2 has officially joined the game!

The Omni Arena demo experience is developed in Unreal Engine 4 and makes use of some powerful assets that Epic provides as part of their engine ecosystem. See a preliminary screenshot below featuring the rough outline of the two-level Arena. The game’s artwork will be polished and finalized in the next few weeks, and we will unveil this demo for the first time publicly at CES in January.

First Ever VR eSports Tournament at CES 2016

We are organizing the first ever Active VR eSports tournament at our booth at CES, with four Omnis on stage and live shout casters calling the action as players compete in Omni Arena for the Arena 2016 trophy!

Kickstarter Update, Dec. 16, 2015, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1445821

COLLAR
BACK
LEFT SLEEVE
Virtuix
Omni
virtuix.com
TEAM VIRTUIX
OMNI PRO
Virtuix
Omni
FRONT

We feel bringing eSports and VR gaming out of the chair and adding an active physical component brings tremendous excitement for both competitors and spectators. Stay tuned for more news regarding our daily CES tournament, and let us know if you’ll be at the show!

JOBS Act Regulation A

Thanks to the recent JOBS Act Regulation A, now everyone can invest in tech startups alongside Silicon Valley venture capitalists and global institutional investors. As is common when hardware startups begin shipping their first product, we too are looking to raise a “Series A” round of financing in early 2016, which will fund our future growth and further product development. Given that we were kickstarted by our amazing community, and that we would not be here today if it weren’t for your ongoing support, we are considering structuring our next financing round as a Reg A offering, which would be open to our community. See below a brief news segment about Reg A that features the Omni, and stay tuned as we provide more information about Reg A in the near future.

As always please join us on our Forums if you’d like to discuss this update or anything VR related: http://forum.virtuix.com

Kickstarter Update, Dec. 16, 2015, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1445821

Best regards,

Jan and the Virtuix Team

Legal Disclaimer: Virtuix, Inc. (“Virtuix”) is “testing the waters” to gauge market demand from potential investors for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an offering statement that has been qualified by the Commission.

Fantastic update, I wish I could be there for CES. I hope it supports separate looking and aiming directions.

I bet it will be incredible having other players to play against... really push up the realism and knowing that by running that little bit harder you could have gotten away...

I wonder if this will develop into a full TRAVR multiplayer option... (hint hint). If you need inspiration (and it looks like you are drawing on similar inspiration) I think halo is a good multiplayer style set up to follow.